10/04 2008 17:34 FAX 23336620 SECRETARIAL 001

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019 U)

RECEIVED

2008 APR 18 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE [illegible]

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

10 April 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

[redacted]

08001981

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Non-Renounceable Offer for Sale by Resorts World Limited (an indirect wholly-owned subsidiary of Resorts World Bhd) of its entire equity interest in Genting International Public Limited Company ("GIPLC") to the Shareholders of Resorts World Bhd which enclosed a copy of GIPLC's announcement dated 9 April 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

4/21

Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by RESORTS WORLD - COMMON on 09/04/2008 05:54:05 PM
Submitted by RESORTS WORLD on 09/04/2008 06:13:23 PM
Reference No RW-080409-66421
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	MR TAN WOOI MENG
* Designation	GROUP COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	

Type *: Announcement

Subject *: RESORTS WORLD BHD ("RESORTS WORLD")

NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ITS ENTIRE EQUITY INTEREST IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("GIPLC") TO THE SHAREHOLDERS OF RESORTS WORLD ("OFS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the Prospectus issued by RWL for the OFS dated 18 March 2008.

Attached is the latest announcement made by GIPLC dated 9 April 2008 on the Singapore Exchange Securities Trading Limited ("SGX-ST")'s website for your information.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Increase400MillionRWS.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

We will post announcements made by GIPLC (on the SGX-ST's website) here on Bursa Malaysia Berhad's website from 18 March 2008 (being the date of the Prospectus for the OFS) up to 5.00 p.m. on 11 April 2008 (being the last time and date for acceptance, excess application and payment for the OFS) to assist entitled shareholders under the OFS in keeping abreast of developments relating to GIPLC and its subsidiaries.*

** or such later date and time as the Boards of Directors of RWL and Resorts World, at their absolute discretion, may decide and announce not less than 2 market days before the original last date and time.*

Exemption No. 82-3229

Genting International

Genting International Public Limited Company
(Incorporated in the Isle of Man No. 24706C)

ANNOUNCEMENT

The Board of Directors of Genting International P.L.C. ("the Company") is pleased to announce the following :

(a) INCREASE IN INVESTMENT IN RESORTS WORLD AT SENTOSA PTE LTD

The Company has through its wholly-owned subsidiary, Star Eagle Holdings Limited ("Star Eagle"), increased its investment in Resorts World at Sentosa Pte. Ltd. ("RWS"), a wholly-owned subsidiary of Star Eagle from 1,100,000,000 ordinary shares to 1,500,000,000 ordinary shares by way of subscription of an additional 400,000,000 new ordinary shares for a cash consideration of S$400,000,000.

RWS was incorporated in Singapore in 2005. On 8 December 2006, RWS was awarded the right to develop an integrated resort project on Sentosa Island by the Singapore Government.

Financial Effects

The additional investment in RWS is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Company for the financial year ending 31 December 2008.

Directors' and Substantial Shareholders' Interests

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above investment other than through their respective shareholdings in the Company.

(b) USE OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE OF 3,611,360,700 NEW ORDINARY SHARES OF US$0.10 EACH IN THE CAPITAL OF THE COMPANY AT AN ISSUE PRICE OF S$0.60 PER SHARE ON THE BASIS OF THREE (3) RIGHTS SHARES FOR EVERY FIVE (5) EXISTING SHARES HELD ("RIGHTS ISSUE")

Part of the proceeds from the Rights Issue has been used to pay for the subscription of 400 million new ordinary shares in the capital of RWS by Star Eagle amounting to S$400 million as referred to in (a) above.

For and on behalf of the Board of
GENTING INTERNATIONAL PUBLIC LIMITED COMPANY

END

Mr Justin Tan Wah Joo
Managing Director
9 April 2008